SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

ALBERTO-CULVER COMPANY

(Name of Issuer)

COMMON STOCK, $.22 PAR VALUE PER SHARE

(Title of Class of Securities)

013068101

(CUSIP Number)

Marshall E. Eisenberg Neal, Gerber & Eisenberg LLP Two North LaSalle Street, Suite 2200 Chicago, Illinois 60602 (312) 269-8000	Bernice E. Lavin 2525 Armitage Avenue Melrose Park, IL 60160 (708) 450-3101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Sec Rule 240.13d-7 for other parties to whom copies are to be sent.

•	The remainder of cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall net be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 013068101	13D	Page 2 of 6

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bernice E. Lavin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OP ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 7,925,897
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 2,163,367

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,925,897
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11). 8.61%
14.	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS

CUSIP NO. 013068101	13D	Page 3 of 6

Item 1. Security and Issuer.

Title of Class of Securities:	Common Stock, $.22 par value per share (“shares”) or “Common Stock”)
Name and Address of Issuer:	Alberto-Culver Company (the “Company”) 2525 Armitage Avenue Melrose Park, IL 60160
Item 2. Identity and Background.

(a) Name of Person Filing:	Bernice E. Lavin (“Lavin”)

(b) Address:	c/o Alberto-Culver Company 2525 Armitage Avenue Melrose Park, IL 60160

(c) Principal Business:	Lavin, an individual, is retired.

(d) Prior Criminal Convictions:	None

(e) Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

(f) Citizenship/Organization:	U.S. Citizen

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

(a) Not applicable.

(b) On January 10, 2006, the Company and its wholly-owned subsidiary, Sally Holdings, Inc. (“Sally Holdings”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Regis Corporation (“Regis”), Roger Merger Inc., a subsidiary of Regis (“Merger Sub”), and Roger Merger Subco LLC, a subsidiary of Regis (“Subco”).

Pursuant to the terms and conditions of the Merger Agreement, immediately following the pro rata distribution by the Company to its stockholders of record of one share of Sally Holdings common stock for each share of Common Stock held by them, Merger Sub will be merged (the “Merger”) with and into Sally Holdings with Sally Holdings continuing as the surviving corporation. At the effective time of and as a result of the Merger, each share of Sally Holdings common stock (other than treasury shares or shares owned by Regis) will be converted into 0.600 shares of Regis common stock. Immediately following the consummation of the Merger, the Company’s stockholders will hold in the aggregate approximately 54.5% of the then outstanding Regis common stock, and the stockholders of Regis immediately prior to the Merger will hold the remaining approximately 45.5% of the then outstanding Regis common

CUSIP NO. 013068101	13D	Page 4 of 6

stock. Immediately following the Merger, the surviving corporation will merge with and into Subco, with Subco being the surviving entity.

In connection with the signing of the Merger Agreement, certain trusts (the “Family Trusts”) which are for the benefit of Lavin and her husband, Leonard Lavin, and their descendants (the “Family Members”), and a partnership whose partners are certain Family Trusts and other trusts for the benefit of certain Family Members (the “Family Partnership”) (the Family Trusts and the Family Partnership are sometimes collectively referred to herein as the “Family Stockholders”), entered into a Support Agreement dated as of January 10, 2006 with Regis (the “Support Agreement”). Among the Family Trusts entering into the Support Agreement were trusts owning an aggregate of 1,150,300 shares of Common Stock for which Lavin is co-trustee. Lavin is also deemed to beneficially own the 5,762,530 shares of Common Stock owned by the Family Partnership. Under the Support Agreement, the Family Stockholders agreed that, so long as the board of directors of the Company is recommending approval of the transactions contemplated by the Merger Agreement and the Merger Agreement has not been terminated, they would vote their shares of Common Stock in favor of the transactions contemplated by the Merger Agreement and against any action or transaction that would reasonably be expected to impede or prevent the Merger Agreement or the transactions contemplated by the Merger Agreement. Furthermore, the Family Stockholders have agreed to certain restrictions on their ability to transfer their shares of Common Stock above certain specified limits, subject to certain exceptions. These transfer restrictions continue until the consummation of the Merger or the termination of the Merger Agreement, whichever comes first. A copy of the Support Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

The Merger Agreement also provides that Regis will enter into a Shareholders Agreement with the Family Stockholders pursuant to which, among other things, the Family Stockholders will have the right to designate an individual to be nominated to the Regis board of directors until the earlier of (i) the time the Family Stockholders no longer hold at least 5% of the issued and outstanding common stock of Regis (as calculated in accordance with the Shareholders Agreement) and (ii) the fifth anniversary of the Merger.

In connection with entering into the Merger Agreement, the Company agreed to pay the legal expenses of the Family Stockholders relating to the negotiation of the Support Agreement and the Shareholders Agreement and matters incident to the transactions contemplated by the Merger Agreement, and certain regulatory filing fees, if applicable. In addition, the Company agreed that it would not waive or amend certain provisions of the Merger Agreement including provisions relating to the composition of the board of directors of Regis at the effective time of the Merger, without the prior written consent of the Family Stockholders.

(c) See Item 4(b) above.

(d)-(j) Not applicable.

Item 5. Interest in Securities of the Issuer.

(a)	(i)	Amount of shares of Common Stock Beneficially Owned: 7,925,897 shares total; 1,150,300 shares held as co-trustee of Family Trusts; 5,762,530 shares of Common Stock held by the Family Partnership, and 1,013,067 shares of Common Stock held by the Lavin Family Foundation, a charitable private foundation of which Lavin is a Vice President and a Director (the “Lavin Family Foundation”).

	(ii)	Percentage of Common Stock Beneficially Owned: 8.61% total; 1.25% as co-trustee of Family Trusts; 6.26% held by the Family Limited Partnership; and 1.10% by the Lavin Family Foundation (based upon 92,071,076 shares outstanding as of December 1, 2005).

(b)	Number of Shares of Common Stock as to Which Lavin Has:

CUSIP NO. 013068101	13D	Page 5 of 6

(i) Sole power to vote: (ii) Shared power to vote: (iii) Sole power to dispose: (iv) Shared power to dispose:	0 7,925,897[1] 0 2,163,367[1]

[1]	The 7,925,897 shares of Common Stock held by Lavin and reflected as shared power to vote include 1,150,000 shares as co-trustee of Family Trusts; 5,762,530 shares of Common Stock held by the Family Partnership and 1,013,067 shares of Common Stock held by the Lavin Family Foundation. Lavin does not have the power to dispose of the 5,762,530 shares of Common Stock held by the Family Limited Partnership.

Lavin shares the power to vote 1,000,000 shares of Common Stock held by Family Trusts, 5,762,530 shares of Common Stock held by the Family Partnership, and 1,013,067 shares of Common Stock held by the Lavin Family Foundation with Bernice E. Lavin and Carol L. Bernick. Lavin shares the power to vote 150,300 shares of Common Stock held by a Family Trust with Mrs. Bernick. Certain information regarding Mrs. Lavin and Mrs. Bernick is presented below:

(i) Name of Person:	(1) Bernice E. Lavin (2) Carol L. Bernick

(ii) Address:	(1) and (2) 2525 Armitage Avenue Melrose Park Illinois 60160

(iii) Principal Business:	(1) Bernice E. Lavin, an individual, is retired. (2) Carol L. Bernick, an individual, is a Director and Chairman of the Company.

(iv) Prior Criminal Convictions:	None.

(v) Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None.

(vi) Citizenship/Organization:	U.S. Citizen.

(c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by Lavin.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the matters described in Item 4 herein, Lavin does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Support Agreement, dated as of January 10, 2006, between Regis Corporation and the Stockholders

CUSIP NO. 013068101	13D	Page 6 of 6

of Alberto-Culver Company listed on the signature page thereto.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23 , 2006

Signature:	/s/ BERNICE E. LAVIN
Name/Title:	Bernice E. Lavin, individually; as co-trustee of several trusts and as an officer of the Lavin Family Foundation.